<u>U.S. SECURITIES INTERNATIONAL CORP.</u>

<u>FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION</u>

<u>YEAR ENDED SEPTEMBER 30, 2019</u>

TABLE OF CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Securities International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa 212-227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

260 Middle County Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____William Coppa_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____U S Securities International Corp._____ , as
of _____September 30_____ , 20 19_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



FRANCINE CHEVAUNN GRAHAM
Notary Public - State of New York
NO. 01GR6342620
Qualified in New York County
My Commission Expires May 23, 2020

_____
Signature

Secretary - Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMEBR: PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
U. S. Securities International Corp.
New York, NY 10271

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. Inc. as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Securities International Corp: as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company changed its policy of reporting on unrealized gain in securities from Other Comprehensive Income to ordinary income. The Company now also records taxes on unrealized gain in securities. There has been a prior period to remove Other Comprehensive Income in the amount of $2,247,761(net of taxes of (489,404) and added to Retained Earnings.

Basis for Opinion

These financial statements are the responsibility of U. S. Securities International Corp.'s management. Our responsibility is to express an opinion on U. S. Securities International Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U. S. Securities International Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of U. S. Securities International Corp.'s financial statements. The supplemental information is the responsibility of U. S. Securities International Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion. the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as U. S. Securities International Corp.'s auditor since 2012.

Michael Damsky

Michael Damsky CPA, P.C.
Selden, New York
November 19, 2019

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	79,716
Due From Broker		60,928
Securities		2,541,994
Advances to employees		438,498
	$	3,121,136

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$	90,422
Deferred taxes		489,404
	$	579,826

Stockholders' Equity:

Common Stock, $1.00 par value

Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	38
Voting, authorized 10,000 shares; issued and outstanding 6 shares	2
Retained Earnings	2,541,270
	2,541,310
	$ 3,121,136

"See Accompanying Notes and Independent Auditors Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2019

Revenue

Commissions	$ 440,261
Interest & Dividends	37,725
Gain on Sale of Securities	412,765
	890,751

Expenses

Compensation expense	507,739
Clearing and execution expense	114,426
Miscellaneous operating expense	76,804
Occupancy	90,042
Professional fees	31,225
Insurance	16,920
Regulatory fees	6,884
Communication and market data	4,978
	849,018

Net Profit before Provision for Income Taxes	41,733
Provision for income tax (see note)	-
Net Income	$ 41,733

"See Accompanying Notes and Independent Auditors Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2019

Cash Flows from Operating Activities:

Net Profit (Income)	$ 41,733
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Decrease (Increase) in operating assets	
Decrease in due from broker	1,400
(Increase) in advances to employees	(86,969)
Decrease in market value of securities	55,524
Net cash provided by operating activities	$ 11,688
Net increase in cash	11,688
Cash at beginning of year	68,028
Cash at end of year	$ 79,716

"See Accompanying Notes and Independent Auditors' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2019

	Common Stock (non-Voting)	Common Stock (voting)	Retained Earnings	Total
Balance at October 1, 2018	$ 38	$ 2	$ 2,499,537	$ 2,499,577
Net (loss) from operations	-	-	41,733	41,733
Balance at September 30, 2019	$ 38	$ 2	$ 2,541,270	$ 2,541,310

"See Accompanying Notes and Independent Auditors Report"

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 1—Nature of Business

Organization

U.S. Securities International Corp. (the "Company') incorporated in the State of New York on June 24, 1974. The Company was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) the Chicago Board Options Exchange (CBOE). The Company is also a member of the (Securities Investor Protection Corporation (SIPC).

All of the Company's executable trades are cleared through its clearing broker on a fully disclosed basis. The Company does not carry customer accounts. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Introducing non-clearing broker-dealer. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NOTE 2-- Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At September 30, 2019, the Company's cash did not exceed the limit.

Receivable from and Deposit with Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker　　　　$ 10,928

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 2-- Summary of Significant Accounting Policies (cont.)

Revenue

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no significant difference between settlement date and trade date basis.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740'). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company adopted this policy for the current year. The Company has a Net Operating Loss Carryover in the amount of $136,180. The Company recorded deferred taxes on unrealized gains on securities net of the Net Operating Loss.

Prior Period Adjustment

The Company changed its reporting of unrealized gain in securities from Other Comprehensive Income to Gain on Sale of Securities. There has been a prior period adjustment in the amount of $2,247,761 to remove Other Comprehensive income of $2,247,761 and add to Retained Earnings, net of deferred taxes of $489,404.

Fair Value of Financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3- Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 3- Financial Instruments (con't)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At September 30, 2019, the Company's investments were as follows using level 1 hierarchy:

Mutual funds		$ 62,092
Type of Securities	Industry	
PFD	Real estate	4,305
PFD	Financial	11,043
PTP	Utilities	11,815
Common	Financial	2,417,399
Common	Industrial	12,133
Common	Energy	10,362
Common	Service	12,845
		$ 2,541,994

NOTE 4-- Deposit with Clearing Broker

The Company maintains cash deposited with its clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 9, 2003 with additional amendments added through January 23, 2008, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At September 30, 2019, the Company had $50,000 deposited with its clearing firm.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 5- Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charge back to the Company.

NOTE 6 – Commitment and contingencies

By agreement the original lease dated September 30, 2003 was amended extending the term of the lease for 3 years commencing on December 1, 2016 and expiring on November 30, 2019. The lease requires monthly payments of $7,125 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2019, future minimum payments are as follows:

2019	$14,250

Rent expense for the year ended September 30, 2019 under this lease amounted to $90,042. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments, as reported in the financial statements is due to real estate and porter wage escalation charges.

NOTE 7 -- Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule (Rule 15c3-1), which requires broker dealers to minimum maintain net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At September 30, 2019, the Company had a net capital of $1,896,434 which was $1,890,406 in excess of its required net capital of $6,028. The Company's net capital ratio was .0477 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

Note 8 – SIPC Revenue

The following is a schedule of SIPC related revenue and deductions.

SIPC ANALYSIS

	SIPC 7	Per Audit
Gross	434,025	440,261
CG	324,532	412,765
Divs, Int	48,279	37,725
LINE 12	806,836	890,751
Deductions		
Cap Loss	324,532	412,765
Commissions	79,612	114,426
Dividends	48,279	-
	452,423	527,191
SIPC REVENUE	354,413	363,560
	0.0015	0.0015
	531.62	545.34

NOTE 9 – Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2019, the Company contributed $36,525 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2018 through September 30, 2019.

NOTE 10-- Related party transactions

At September 30, 2019 the Company advanced funds of $438,498 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2019, such rental payments aggregated $18,000 and are included in operations.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 11 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after September 30, 2019, through the date of issuance of these financial statements on November 20, 2019.

During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP.

COMPUTATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2019

Computation of Net Capital:

Total Ownership Equity	$ 2,541,310
Add: Other Allowable Credits Deferred Taxed Payable	489,404
	3,030,714
Less: Non-Allowable assets	438,498
Tentative net capital	2,592,216
Less: Haircuts on Securities	373,826
Less: Undue concentration on Securities	321,956
	695,782
Net Capital	$ 1,896,434

Computation of Basic Net Capital Requirement

Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	$	6,028
Minimum Dollar Net Capital	$	5,000
Net Capital Requirement	$	5,000
Net Capital	$	1,896,434
Excess Net Capital	$	1,890,406

Computation of Aggregate Indebtedness

Total Liabilities	$ 579,826
Non Aggregate Indebtedness Liabilities	489,404
	$ 90,422

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2019

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

<u>U.S. SECURITIES INTERNATIONAL CORP.</u>

<u>OTHER INFORMATION</u>

<u>YEAR ENDED SEPTEMBER 30, 2019</u>

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at September 30, 2019.

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
U.S. Securities International Corp.
New York, NY 10036

To the Board of Directors:

We have reviewed management's statements, included in the accompanying Financial Report in which U.S. Securities International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: U.S. Securities International Corp. identified 15c-3-3(k)(2)(ii) and U.S. Securities International Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York

November 19, 2019

U.S. SECURITIES, INT'L. CORP.

120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

(212) 227-0800

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE ACT OF 1934 RULE 17a-5
October 1, 2018 to September 30, 2019

US. Securities International Corp., the firm, is a registered broker-dealer. To the best of its knowledge and belief, has met, affirms, and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference as true, accurate, and factual, as expressed herein, which is the status of the firm at all times during most recent fiscal year ending September 30, 2019: (I) that the firm maintained at all times the exemption provisions in paragraph k2(ii), specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Securities International Corp. is a non-carrying broker-dealer, claiming an exemption from Rule 15c3-3 and therefore is required to file an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically the firm has relied upon (the following is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3-3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for all customers on a fully disclosed basis with its clearing broker and the firm promptly remits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 incorporated by reference of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending September 30, 2019 without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year September 30, 2019..

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending September 30, 2019 without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Securities International Corp.

I William Coppa affirm that, to my best knowledge and belief this Compliance Report is true and correct.

Respectfully,



William Coppa, Secy, Treas